                                    Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


For the month of August, 2000


                       Euro Tech Holdings Company Limited
             -------------------------------------------------------
                 (Translation of registrant's name into English)

          18/F Gee Chang Hong Centre, 65 Wong Chuk Hang Road, Hong Kong
 -------------------------------------------------------------------------------
                    (Address of Principal executive offices)


      Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F [ X ] Form 40-F [ ]


      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes [ ] No [ X ]

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12G3-2(b):82-_______________________.

EURO TECH HOLDINGS COMPANY LIMITED
FORM 6-K
PAGE 2 OF 4



      On August 9, 2000 Euro Tech Holdings Company Limited (the "Company") held its Annual Meeting of Shareholders at 4:00 P.M. (local time) at the Luk Kwok Hotel, 72 Gloucester Road, Wanchai, Hong Kong.

      Proposals presented to the shareholders at that meeting included the following:

PROPOSAL 1. The election of the following seven persons to the Company's Board of Directors:

                  T.C. Leung
                  Jerry Wong
                  Nancy Wong
                  C.P. Kwan
                  Alex Sham
                  Adam L. Goldberg and
                  Y.K. Liang

PROPOSAL 2. The Company's 2000 Officers' and Directors' Stock Option and
            Incentive Plan (the "O&D Plan").

PROPOSAL 3. The Company's 2000 Employee's Stock Option and Incentive Plan (the
            "Employees' Plan").

PROPOSAL 4. An Amendment to the Company's Memorandum and Articles of Association
            (the "Charter") to increase the number of the Company's authorized shares from 20,000,000 to 25,000,000.

PROPOSAL 5. An Amendment to the Charter to create a class of "blank-check preferred stock." and

PROPOSAL 6. Ratify Arthur Andersen & Co., Hong Kong as the Company's independent auditors for the Company's fiscal year to end December 31, 2000 ("Fiscal 2000").

      An aggregate of 2,180,694 shares, representing approximately 88% of the Company's 2,481,840 issued and outstanding shares were present in person or by proxy. A clear quorum was present.

EURO TECH HOLDINGS COMPANY LIMITED
FORM 6-K
PAGE 3 OF 4

      The shareholders in person or by proxy voted their shares as follows:


PROPOSAL NUMBER 1.      Election of Directors:

                                          Withhold     Approximate Percentage of
                       For      Against   Authority           "For Votes"
-----------------------------------------------------------------------------------
                                                      Of Shares   Of All Issued &
                                                       Present   Outstanding Shares
-----------------------------------------------------------------------------------
T.C. Leung          2,178,584     0         2,100       99.9%          87.8%
Jerry Wong          2,178,584     0         2,100       99.9%          87.8%
Nancy Wong          2,178,584     0         2,100       99.9%          87.8%
C.P. Kwan           2,178,584     0         2,100       99.9%          87.8%
Alex Sham           2,178,584     0         2,100       99.9%          87.8%
Y.K. Liang          2,178,584     0         2,100       99.9%          87.8%
Adam L. Goldberg      647,389     0     1,533,305       29.7%          26.1%


PROPOSAL NUMBER 2.      Adopt O&D Plan

                                     Approximate Percentage of
    For      Against     Abstain            "For" Votes
------------------------------------------------------------------
                                    Of Shares    Of All Issued &
                                     Present    Outstanding Shares
------------------------------------------------------------------
 1,670,349   11,485       2,900       76.6%           67.3%


PROPOSAL NUMBER 3.      Adopt Employees' Plan:

                                     Approximate Percentage of
    For      Against     Abstain            "For" Votes
------------------------------------------------------------------
                                    Of Shares    Of All Issued &
                                     Present   Outstanding Shares
------------------------------------------------------------------
 1,670,589   10,920       3,225       76.6%           67.3%


PROPOSAL NUMBER 4.      Increase Authorized Number of Shares:

                                     Approximate Percentage of
    For      Against     Abstain            "For" Votes
------------------------------------------------------------------
                                    Of Shares    Of All Issued &
                                     Present   Outstanding Shares
------------------------------------------------------------------
 2,125,391   53,238       2,065       97.5%           85.6%

EURO TECH HOLDINGS COMPANY LIMITED
FORM 6-K
PAGE 4 OF 4


PROPOSAL NUMBER 5.      Authorize "Blank Check" Preferred Stock:

                                     Approximate Percentage of
    For      Against     Abstain            "For" Votes
------------------------------------------------------------------
                                    Of Shares    Of All Issued &
                                     Present   Outstanding Shares
------------------------------------------------------------------
 1,627,611   51,433       5,690       74.6%           65.6%
------------------------------------------------------------------

PROPOSAL NUMBER 6.      Ratify Auditors:

                                     Approximate Percentage of
    For      Against     Abstain            "For" Votes
------------------------------------------------------------------
                                    Of Shares    Of All Issued &
                                     Present   Outstanding Shares
------------------------------------------------------------------
 2,174,519   3,650        2,525       99.7%           87.6%


      As a result, except for Mr. Goldberg, all of the Company's directors were reelected as Directors of the Company to serve in that capacity for the ensuing year. Also all proposals were carried. The Company's Charter has been amended to
(i) increase the number of shares authorized for issuance to 25,000,000 shares from 20,000,000 shares and (ii) create a class of "blank check" preferred stock. The Company's O&D Plan and Employees Plan, covering 292,000 shares and 146,000 shares, respectively were adopted and the retention of Arthur Andersen & Co., Hong Kong as the Company's auditors for the Company's 2000 Fiscal Year was ratified.

The Company is conducting a search for Mr. Goldberg's successor.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   EURO TECH HOLDINGS COMPANY LIMITED
                                   (Registrant)


Dated: August 17, 2000             By: /s/ T.C. LEUNG
                                       ------------------------------------
                                       T.C. Leung, Chief Executive Officer
                                       and Chairman of the Board